

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Judith Matthews
Chief Financial Officer
Iterum Therapeutics plc
Fitzwilliam Court, 1st Floor
Leeson Close
Dublin 2, Ireland

   Re: Iterum Therapeutics plc
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed March 16, 2023
    File No. 001-38503

Dear Judith Matthews:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Royalty-Linked Notes, page 123

1. We note your disclosure that your royalty-linked notes (RLNs), upon recognition, were carried as debt instruments at amortized cost, but at the time they became exchange listed, qualified for derivative accounting treatment. Please provide us your accounting analysis supporting both your initial accounting treatment for your RLNs and subsequent accounting treatment at the time they became exchange listed. As part of your analysis, explain your consideration of whether your RLNs contained any features requiring bifurcation prior to the listing on an exchange.

<u>(3) Fair Value of Financial Assets and Liabilities, page 126</u>

2.   We note your disclosure on page 128 that the fair value of your RLNs was estimated using a discounted cash flow analysis with key inputs being the terms of the indenture governing the RLNs, the expected cash flows to be received by holders of the RLNs based on management's revenue forecasts of U.S. sulopenem sales and a risk-adjusted discount rate to derive the net present value of expected cash flows. Please tell us how you determined that the use of a discounted cash flow model to estimate the fair value of your RLNs meets the objective of fair value measurement set forth in ASC 820 considering your disclosure that the RLNs have been listed on the Bermuda Stock Exchange since January 2021. In this regard, specifically explain how you considered ASC 820-10-35-6 and ASC 820-10-35-16AA in determining whether transactions on the Bermuda Stock Exchange provided relevant observable inputs for you to value your RLNs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences